Exhibit 99.4

NEWS RELEASE

Notice of 2022 Annual General Meeting and 2021 Annual Report and Accounts

LONDON – April 1, 2022 – International Game Technology PLC (“IGT”) (NYSE: IGT) today announced the posting of its Notice of the 2022 Annual General Meeting (“AGM”), accompanying proxy for the meeting, and the 2021 Annual Report and Accounts for the year ended December 31, 2021 to shareholders. The AGM will be held at IGT’s registered office, Marble Arch House, 66 Seymour Street, Second Floor, London W1H 5BT, on May 10, 2022, at 3:00 p.m. British Summer Time (BST).

The Notice of the 2022 AGM and the 2021 Annual Report and Accounts are available in the Investor Relations section of the Company’s website at www.IGT.com, along with IGT’s 2021 Annual Report on Form 20-F for the year ended December 31, 2021. These materials can be viewed online and are also available for download in PDF format.

2022 AGM arrangements

The Company’s current plan is to hold a physical AGM in accordance with Government guidelines that may be in effect at the time of the AGM. In order to minimize public health risks, the Company is implementing health and safety arrangements for the AGM, details of which are set out in the Notice of the 2022 AGM. Shareholders are also encouraged to monitor the 2022 AGM page of the Company’s website at www.IGT.com for any updates or changes to the AGM arrangements.

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452;

outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 06 5189 9184; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

© 2022 IGT

The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors.